June 17, 2011

Audit Committee
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People’s Republic of China

Based on management’s misrepresentation and failure to disclose material facts surrounding certain acquisition transactions and off balance sheet related party transactions, our auditor’s report on the financial statements of Yuhe International, Inc. (Commission File No. 001-34512) for the year ended December 31, 2010 (report dated March 31, 2011) should no longer be relied upon and must no longer be associated with the financial statements.

We urge the company to file Form 8-K in accordance with the requirements of Items 4.02(a) and 4.02(b) of that form.

Sincerely,

/s/ Child, Van Wagoner & Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC

cc: Office of the Chief Accountant
7th Floor – Mail Stop #7561
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549